Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190956

Prospectus Supplement No. 14
(to Prospectus dated October 8, 2013)

MAGNUM HUNTER RESOURCES CORPORATION

Offer to Exchange $600,000,000 Registered 9.750% Senior Notes due 2020 and Related Guarantees
for
$600,000,000 Outstanding 9.750% Senior Notes due 2020 and Related Guarantees
This Prospectus Supplement No. 14, dated April 25, 2014 (this “Supplement”), is being filed to update, amend and supplement the information previously included in our prospectus, dated October 8, 2013 (the “Prospectus”), as supplemented by Prospectus Supplement No. 1 dated November 12, 2013, Prospectus Supplement No. 2 dated November 27, 2013, Prospectus Supplement No. 3 dated December 12, 2013, Prospectus Supplement No. 4 dated December 19, 2013, Prospectus Supplement No. 5 dated January 6, 2014, Prospectus Supplement No. 6 dated January 17, 2014, Prospectus Supplement No. 7 dated January 22, 2014, Prospectus Supplement No. 8 dated January 23, 2014, Prospectus Supplement No. 9 dated January 30, 2014, Prospectus Supplement No. 10 dated February 27, 2014, Prospectus Supplement No. 11 dated March 28, 2014, and Prospectus Supplement No. 12 dated April 4, 2014, and Prospectus Supplement No. 13 dated April 15, 2014, with the information contained in the Form 8-K filed with the Securities and Exchange Commission on April 24, 2014 (the “Form 8-K”). Any document, exhibit or information contained in the Form 8-K that has been deemed furnished and not filed in accordance with SEC rules shall not be included in this Supplement. We have attached the Form 8-K to this Supplement. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.
We urge you to carefully review the “Risk Factors” beginning on page 8 of the Prospectus, as supplemented.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________
FORM 8‑K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
___________
Date of Report (Date of earliest event reported):
April 24, 2014 (April 21, 2014)

__________

MAGNUM HUNTER RESOURCES CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-32997 (Commission File Number)	86-0879278 (I.R.S. Employer Identification Number)

777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
(Address of principal executive offices, including zip code)
(832) 369-6986
(Registrant’s telephone number, including area code)
Not applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:
[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01    Entry into a Material Definitive Agreement
On April 21, 2014, Magnum Hunter Resources Corporation (“Magnum Hunter”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Steppe Resources Inc., an Alberta corporation (“Purchaser”). Pursuant to the Share Purchase Agreement, Magnum Hunter agreed to sell, and Purchaser agreed to purchase, all of Magnum Hunter’s ownership interests (the “Ownership Interests”) in its wholly owned Canadian subsidiary, Williston Hunter Canada, Inc., an Alberta corporation (the “Company”). The assets of the Company consist primarily of oil and gas properties located in the Tableland Field in Saskatchewan, Canada and include approximately 52,520 gross (49,470 net) leasehold acres and 84 gross wells producing approximately 630 Boe per day of current net production. Under the Share Purchase Agreement, the purchase price for the Ownership Interests is CAD $75 million (approximately U.S. $68 million at the exchange rate as of the close of business on April 23, 2014) payable in cash (the “Purchase Price”). The Purchase Price is subject to customary adjustments as described in the Share Purchase Agreement. The effective date of the transaction is March 1, 2014.
The Share Purchase Agreement contains customary representations, warranties, covenants and indemnities by the parties thereto, and the closing of the transaction contemplated by the Share Purchase Agreement is subject to the satisfaction of certain customary closing conditions as described therein, including satisfaction of any applicable requirements under the Competition Act (Canada).
The sale and purchase of the Ownership Interests pursuant to the Share Purchase Agreement is expected to close on or about May 12, 2014. Pursuant to the Share Purchase Agreement, Purchaser deposited a CAD $3,750,000 performance deposit with an escrow agent, which deposit will be applied to the Purchase Price at closing or released to Magnum Hunter or Purchaser, as the case may be, if closing fails to occur and either Magnum Hunter or Purchaser terminates the Share Purchase Agreement in accordance with the terms thereof.
Item 7.01    Regulation FD Disclosure.
On April 22, 2014, Magnum Hunter issued a press release announcing that it had entered into a Share Purchase Agreement with Purchaser. A copy of the press release is furnished as part of this Current Report on Form 8-K as Exhibit 99.1.
In accordance with General Instruction B.2 of Form 8-K, the information in this Item 7.01 of this Current Report on Form 8-K, including the attached Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing of Magnum Hunter under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly stated in such filing.

Item 9.01    Financial Statements and Exhibits.
(d)    Exhibits

Exhibit Number	Description

Share Purchase Agreement, dated April 21, 2014, between Magnum Hunter Resources Corporation and Steppe Resources Inc. (to be filed as an exhibit to Magnum Hunter’s Form 10-Q for the quarter ended March 31, 2014).

99.1	Press release of Magnum Hunter Resources Corporation, dated April 22, 2014.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNUM HUNTER RESOURCES CORPORATION

Date: April 24, 2014	/s/ Gary C. Evans
Gary C. Evans,
Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press release of Magnum Hunter Resources Corporation, dated April 22, 2014.

News Release	News Release

Magnum Hunter Resources Announces Execution of a Definitive
Agreement to Sell Remaining Canadian Assets for $75 Million (Canadian)

HOUSTON, Texas - (Marketwire) - April 22, 2014 - Magnum Hunter Resources Corporation (NYSE: MHR) (NYSE MKT: MHR.PRC, MHR.PRD and MHR.PRE) (the “Company” or “Magnum Hunter”) announced today that the Company has executed a definitive agreement with a Canadian private company to sell 100% of its ownership interest in the Company’s Canadian subsidiary, whose assets consist primarily of oil and gas properties located in the Tableland Field in Saskatchewan, Canada, for a purchase price of $75 million (Canadian - or approximately $67.5 million (US) at the current exchange rate), subject to customary purchase price adjustments with an effective date of March 1, 2014. The transaction is expected to close on or about May 12, 2014. The closing is subject to the satisfaction of customary closing conditions. As announced earlier, Magnum Hunter previously sold primarily all its Alberta, Canada oil and gas properties in April 2014. The Company’s sale of its Canadian subsidiary will complete Magnum Hunter’s goal of exiting and divesting all of the Company’s Canadian assets.

The assets sold include 52,520 gross (49,470 net) acres located in Saskatchewan, Canada with 84 gross producing wells and approximately 630 Boe per day of current net production. The Company intends to use the net proceeds from this sale to pay down outstanding borrowings under its Senior Revolving Credit Facility and for general corporate purposes.

The closing of the sale of the Company’s remaining Canadian properties will represent a further step by the Company in its strategy to identify and monetize non-core assets, and reallocate its resources primarily to its existing (and anticipated future additional) properties and operations (including its midstream operations) in the Marcellus Shale and Utica Shale in West Virginia and Ohio, which the Company believes offer the opportunity for more attractive returns on invested capital. The Company continues to evaluate its existing asset base and believes that a focus on core assets, such as its Marcellus Shale and Utica Shale properties, is essential for the success of its future business plans which should provide for exceptional production and reserve growth. Today’s announcement is seen as an additional step in helping ensure that the Company’s asset mix will provide the Company with the best possibilities for future value creation.

About Magnum Hunter Resources Corporation

Magnum Hunter Resources Corporation and subsidiaries are a Houston, Texas-based independent exploration and production company engaged in the acquisition, development and production of crude oil, natural gas and natural gas liquids, primarily in the States of West Virginia, Ohio, and North Dakota. The Company is

presently active in three of the most prolific unconventional shale resource plays in North America, namely the Marcellus Shale, Utica Shale, and Williston Basin/Bakken Shale.

Availability of Information on the Company’s Website

Magnum Hunter is providing a reminder that it makes available on its website (at www.magnumhunterresources.com) a variety of information for investors, analysts and the media, including the following:

•
annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as soon as reasonably practicable after the material is electronically filed with or furnished to the Securities and Exchange Commission;

•	the most recent version of the Company’s Investor Presentation slide deck;

•
announcements of conference calls, webcasts, investor conferences, speeches and other events at which Company executives may discuss the Company and its business and archives or transcripts of such events;

•	press releases regarding annual and quarterly earnings, operational developments, legal developments and other matters; and

•	corporate governance information, including the Company’s corporate governance guidelines, committee charters, code of conduct and other governance-related matters.

Magnum Hunter’s goal is to maintain its website as the authoritative portal through which visitors can easily access current information about the Company.  Over time, the Company intends for its website to become a primary channel for public dissemination of important information about the Company.  Investors, analysts, media and other interested persons are encouraged to visit the Company’s website frequently.

Certain information included on the Company’s website constitutes forward-looking statements and is subject to the qualifications under the heading “Forward-Looking Statements” below and  in the Company’s Investor Presentation slide deck.

Forward-Looking Statements

This press release includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements. Actual results could vary significantly from those expressed or implied in such statements and are subject to a number of risks and uncertainties. Although Magnum Hunter believes that the expectations reflected in the forward-looking statements are reasonable, Magnum Hunter can give no assurance that such expectations will prove to be correct. The forward-looking statements involve risks and uncertainties that affect operations, financial performance, and other factors as discussed in filings made by Magnum Hunter with the Securities and Exchange Commission (SEC). Among the factors that could cause results to differ materially are those risks discussed in the periodic reports filed by Magnum Hunter with the SEC, including Magnum Hunter’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended after such fiscal year. You are urged to carefully review and consider the cautionary statements and other disclosures made in those filings, specifically those under the heading “Risk Factors.” Forward-looking statements speak only as of the date of the document in which they are contained, and Magnum Hunter does not undertake any duty to update any forward-looking statements except as may be required by law.

Contact:
Cham King

AVP, Investor Relations
ir@magnumhunterresources.com
832-203-4560